UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of August 2021

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

(Translation of Registrant’s name into English)

Board Secretariat’s Office

5/F, Block A2, Northern District, CEA Building

36 Hongxiang 3rd Road, Minhang District

Shanghai, China 200335

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒ Form 20-F  ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐ Yes   ☒ No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date	August 17, 2021	By	/s/ Wang Jian
Name: Wang Jian
Title: Company Secretary

Certain statements contained in this announcement may be regarded as “forward-looking statements” within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company’s views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock code: 00670)

INSIDE INFORMATION

OVERSEAS REGULATORY ANNOUNCEMENT

ANNOUNCEMENT ON

OPERATING DATA FOR JULY 2021

This overseas regulatory announcement is made pursuant to Rule 13.09 and Rule 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”) and the Inside Information Provisions (as defined under the Listing Rules) under Part XIVA of the Securities and Futures Ordinance (Chapter 571 of the Laws of HongKong).

China Eastern Airlines Corporation Limited (the “Company”) and all members of the board of directors confirm that the information contained in this announcement is true, accurate and complete, and no misrepresentations, misleading statements or material omissions are contained herein.

I.	OPERATIONS

In July 2021, the Company’s passenger transportation capacity (measured by available seat- kilometres) increased by 21.65% year-on-year, among which, the passenger transportation capacity of its domestic and regional routes increased by 21.98% and 212.56% year-on-year, respectively, while the passenger transportation capacity of its international routes decreased by 7.14% year-on-year; passenger traffic volume (measured by revenue passenger-kilometres) increased by 24.97% year-on-year, among which, the passenger traffic volume of its domestic and regional routes increased by 25.44% and 791.42% year-on-year, respectively, while the passenger traffic volume of its international routes decreased by 24.86% year-on-year; and passenger load factor increased by 1.99 percentage points year-on-year to 74.82%, among which, the passenger load factor of its domestic and regional routes increased by 2.08 and 44.56 percentage points year-on-year, respectively, while the passenger load factor of its international routes decreased by 11.03 percentage points year-on-year.

In relation to freight transportation, the freight transportation business of the Company includes passenger aircraft cargo business under conventional circumstances (mainly Passenger Aircraft Bellyhold Space Business) and passenger aircraft cargo business under unconventional circumstances (mainly “Passenger-to-Cargo Conversion” business), and such business is under exclusive operation by China Cargo Airlines Co., Ltd. In July 2021, freight traffic volume increased by 21.64% year-on-year.

In July 2021, the Company launched new domestic passenger transportation routes such as Shanghai-Yantai-Jiamusi, Shanghai-Yantai-Chifeng, Shanghai-Rizhao-Dandong, Shanghai- Hailar, Shenyang-Taiyuan, Wuhu-Xi’an.

II.	FLEET STRUCTURE

In July 2021, the Company introduced two A320NEO aircrafts and one A350-900 aircraft. As of the end of July 2021, the Company operated a total of 743 aircrafts, including 286 self- owned aircrafts, 265 aircrafts under finance lease and 192 aircrafts under operating lease.

Details of the fleet structure were as follows:

(Units)

No.	Model	Self- owned	Under finance lease	Under operating lease	Sub-total
	Wide-body passenger aircraft	44	47	5	96
1	B777 series	10	10	0	20
2	B787 series	3	7	0	10
3	A350 series	1	9	0	10
4	A330 series	30	21	5	56
	Narrow-body passenger aircraft	240	215	187	642
5	A320 series	138	142	71	351
6	B737 series	102	73	116	291
	Regional aircraft	2	3	0	5
7	ARJ series	2	3	0	5
	Total	286	265	192	743

Note:	The nine business aircraft self-owned by and held under trust of the Company were not included in the fleet structure.

III.	MAJOR OPERATING DATA

	Amount	Amount	Year-on-	Total amount completed from January	Total amount completed from January	Year-on-
	completed in	completed in	year	to July	to July	year
	July 2021	July 2020	increase	in 2021	in 2020	increase
Passenger Transportation Data ASK (available seat- kilometres) (millions)	16,336.58	13,429.09	21.65%	102,264.38	75,182.20	36.02%
— Domestic routes	15,937.02	13,065.29	21.98%	99,395.85	59,996.55	65.67%
— International routes	311.73	335.71	-7.14%	2,432.37	14,494.38	-83.22%
— Regional routes	87.83	28.10	212.56%	436.16	691.28	-36.91%
RPK (revenue passenger- kilometres) (millions)	12,222.32	9,780.43	24.97%	73,058.93	50,973.14	43.33%
— Domestic routes	12,016.16	9,579.52	25.44%	71,854.35	40,863.85	75.84%
— International routes	145.89	194.15	-24.86%	950.62	9,729.26	-90.23%
— Regional routes	60.26	6.76	791.42%	253.96	380.04	-33.18%
Number of passengers carried (thousands)	8,810.16	7,254.35	21.45%	53,118.89	33,034.76	60.80%
— Domestic routes	8,747.36	7,215.88	21.22%	52,796.64	30,637.97	72.32%
— International routes	23.39	32.38	-27.76%	154.30	2,104.98	-92.67%
— Regional routes	39.41	6.09	547.13%	167.94	291.80	-42.45%
Passenger load factor (%)	74.82	72.83	1.99pts	71.44	67.80	3.64	pts
— Domestic routes	75.40	73.32	2.08pts	72.29	68.11	4.18	pts
— International routes	46.80	57.83	-11.03pts	39.08	67.12	-28.04	pts
— Regional routes	68.62	24.06	44.56pts	58.23	54.98	3.25	pts
Freight Transportation Data AFTK (available freight tonne- kilometres) (millions)	724.37	601.87	20.35%	5,851.33	3,532.35	65.65%
— Domestic routes	278.24	233.68	19.07%	2,055.13	1,057.59	94.32%
— International routes	442.40	366.24	20.80%	3,765.88	2,444.34	54.07%
— Regional routes	3.72	1.95	90.77%	30.31	30.42	-0.36%

	Amount	Amount	Year-on-		Total amount completed from January	Total amount completed from January	Year-on-
	completed in	completed in	year		to July	to July	year
	July 2021	July 2020	increase		in 2021	in 2020	increase
RFTK (revenue freight tonne- kilometres) (millions)	289.21	191.40	51.10%		2,085.17	1,162.57	79.36%
— Domestic routes	69.17	64.40	7.41%		490.50	367.08	33.62%
— International routes	219.40	126.15	73.92%		1,588.73	789.23	101.30%
— Regional routes	0.65	0.84	-22.62%		5.93	6.26	-5.27%
Weight of freight carried (million kg)	72.62	59.70	21.64%		535.65	353.30	51.61%
— Domestic routes	47.15	44.88	5.06%		338.72	255.32	32.66%
— International routes	24.83	13.99	77.48%		190.96	92.16	107.20%
— Regional routes	0.64	0.83	-22.89%		5.97	5.81	2.75%
Freight load factor (%)	39.93	31.80	8.13	pts	35.64	32.91	2.73	pts
— Domestic routes	24.86	27.56	-2.70	pts	23.87	34.71	-10.84	pts
— International routes	49.59	34.44	15.15	pts	42.19	32.29	9.90	pts
— Regional routes	17.40	43.28	-25.88	pts	19.56	20.56	-1.00	pts
Consolidated Data ATK (available tonne- kilometres) (millions)	2,194.66	1,810.49	21.22%		15,055.12	10,298.75	46.18%
— Domestic routes	1,712.57	1,409.55	21.50%		11,000.76	6,457.28	70.36%
— International routes	470.46	396.46	18.67%		3,984.80	3,748.83	6.29%
— Regional routes	11.63	4.48	159.60%		69.57	92.63	-24.89%
RTK (revenue tonne- kilometres) (millions)	1,346.55	1,052.42	27.95%		8,554.06	5,650.94	51.37%
— Domestic routes	1,108.53	907.62	22.14%		6,852.78	3,974.56	72.42%
— International routes	232.24	143.36	62.00%		1,673.08	1,636.88	2.21%
— Regional routes	5.78	1.44	301.39%		28.20	39.50	-28.61%
Overall load factor (%)	61.36	58.13	3.23	pts	56.82	54.87	1.95	pts
— Domestic routes	64.73	64.39	0.34	pts	62.29	61.55	0.74	pts
— International routes	49.36	36.16	13.20	pts	41.99	43.66	-1.67	pts
— Regional routes	49.75	32.12	17.63	pts	40.53	42.64	-2.11	pts

Note:

Freight transportation data only contained data of bellyhold space in passenger aircraft and passenger-to-freighter conversion. The table does not contain data of the total fleet of freighter aircraft.

IV.	RISK ALERT

The board of directors of the Company hereby reminds investors that the operating data set forth above was compiled in accordance with the Company’s internal information which has not been audited and may be subject to adjustment. The operating data set forth above may differ from the data disclosed in any regular report for the relevant period. The Company reserves its rights to adjust the operating data based on audit findings and the actual situation. The monthly operating data disclosed by the Company only serves as preliminary and periodical data for investors’ reference. Investors are hereby reminded of the investment risks which may result from inappropriate reliance upon or utilisation of the information above.

With the changes in novel coronavirus (COVID-19) pandemic situation, the COVID-19 variant strain becomes more infectious. Since mid-May 2021, there were fluctuating cases of COVID-19 occurred successively in various parts of China. The COVID-19 pandemic still has a significant impact on the air transportation business of the Company, while the time span and severity of which has great uncertainty. Investors are reminded of the risks thereof.

The data set forth above is published on the website of the Shanghai Stock Exchange (www.sse.com.cn), the website of The Stock Exchange of Hong Kong (www.hkex.com.hk) and the column “Investor Relations” on the website of the Company (www.ceair.com).

By order of the Board
CHINA EASTERN AIRLINES CORPORATION LIMITED
Wang Jian
Company Secretary
Shanghai, the People’s Republic of China 16 August 2021

As at the date of this announcement, the directors of the Company include Liu Shaoyong (Chairman), Li Yangmin (Vice Chairman, President), Tang Bing (Director), Lin Wanli (Director), Cai Hongping (Independent non-executive Director), Dong Xuebo (Independent non-executive Director), Sun Zheng (Independent non-executive Director), Lu Xiongwen (Independent non- executive Director) and Jiang Jiang (Employee Representative Director).